FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                              For the month of May


                                  BG Group plc
                          100 Thames Valley Park Drive
                                 Reading RG6 1PT
                                     ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  BG Group plc

                       Notification of Interests in Shares


William Friedrich - Executive Director

The Company has today received notification from William Friedrich, Deputy Chief Executive, that on 15 May 2007 he exercised options under the BG Group Company Share Option Scheme over a total of 533,710 ordinary shares of 10p each comprising 378,403 shares at a price of GBP2.5634 per share and 155,307 shares at a price of GBP2.685 per share.

Subsequently 533,710 shares, arising from this exercise, were sold at a price of GBP7.594222 per share.

As a result, Mr Friedrich's beneficial interests in the ordinary share capital of BG Group plc are 370,120 shares, representing 0.01% of the shares in issue.


15 May 2007

Website www.bg-group.com


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 15 May 2007                                By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Company Secretary